Exhibit No. 21
List of Subsidiaries

The subsidiaries of Barnwell Industries, Inc., at September 30, 2018 were:

Jurisdiction of
Name of Subsidiary	Incorporation or Organization
Barnwell of Canada, Limited	Delaware
Water Resources International, Inc.	Delaware
Barnwell Hawaiian Properties, Inc.	Delaware
Barnwell Kona Corporation	Hawaii
Kaupulehu Developments	Hawaii
Barnwell Alakea Properties, Inc.	Hawaii
Kaupulehu Mauka Investors, LLC	Hawaii
Kaupulehu 2007, LLLP	Hawaii
Barnwell Makai, Inc.	Hawaii
KD Kona 2013 LLLP	Hawaii
Bill Robbins Drilling, Ltd.	Alberta, Canada
Gypsy Petroleum Ltd.	Alberta, Canada
Dartmouth Petroleum, Ltd.	Alberta, Canada
J.H. Wilson Associates, Ltd.	Alberta, Canada
Octavian Oil, Ltd.	Alberta, Canada